HAGEMEYER
HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 78 50

82-4865

02042997

ABN AMRO Hoare Govett
T.a.v. mevrouw J. Louwerse-Niewold
Corporate Finance/ECM-Transacties HQ7006
Postbus 283
1000 AE AMSTERDAM

Direct line 6957 649

Our ref. CCH/140502

Your ref.

Date 23 mei 2002

SUPPL

SEC MAIL PROCESSING RECEIVED JUL 31 2002 WASH. DC 164 SECTION

Geachte mevrouw Louwerse-Niewold,

Hierbij verzoek ik u notering aan te vragen voor de volgende uitgegeven aandelen Hagemeyer N.V.:

- wegens uitgekeerd stockdividend 2001: 1.304.473 stuks a € 1,20

Het totaal genoteerde gewone aandelenkapitaal zou hiermee moeten komen op een bedrag van nominaal € 131.351.107,20.

Van de toelating tot de notering zou ik te zijner tijd graag een bevestiging ontvangen.

Een gewaarmerkt exemplaar van het besluit tot uitgifte inzake het keuze (stock) dividend 2001 wordt u toegezonden door notariskantoor Allen & Overy.

Met vriendelijke groeten,

C.T.J. Charité
Treasury Department

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

dw 8/2

FONDSEN TOEGELATEN TOT DE DEFINITIEVE NOTERING

OFFICIËLE MARKT

Tot de **notering** zullen op 31 mei 2002 **definitief** worden **toegelaten**:

Fondsnaam	:	**Hagemeyer N.V.**
Gevestigd te	:	Amsterdam
Euronextcode	:	NL 0000355477
Fondscode	:	35547
ISIN-code	:	NL 0000355477
Aantal gewone aandelen	:	nog **1.304.473** ✓
Nominaal elk	:	EUR 1,20 ✓
Totaal nominaal	:	EUR 1.565.367,60
Dooreenleverbaar met	:	de reeds toegelaten gewone aandelen
Toegelaten aandelen	:	109.459.256 ✓
Toegelaten nominaal	:	EUR 131.351.107,20 ✓
Reden van plaatsing	:	stockdividend 2001

***

30 mei 2002

File number: 32028710 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

---

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:19-07-2000
Authorized capital	:EUR 600.000.000,00
Issued capital	:EUR 162.215.107,00
Paid up capital	:EUR 162.215.107,00
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Issued debentures	:Consult the commercial register file
Employees	:6

Director(s):

Name	:Riddell, James Hendry / 41
Date and place of birth	:03-02-1950, Glasgow, United Kingdom
Address	:Noord Crailoseweg 11, 1272RD Huizen
Date of entry into office	:15-04-1996
Title	:Lid raad van bestuur
Powers	:Solely/independently authorised
Name	:ter Haar, Robert / 47
Date and place of birth	:13-02-1950, Amsterdam

27,00 11-06-2002 Page 00002 follows.

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Name	:Manders, Ivo Hyacinthe Henri Joseph Marie / 37
Date and place of birth	:20-08-1950, Eindhoven ....
Address	:Onder den Dael 10, 1261CN Blaricum ....
Function and entry into office	:Holder of power of attorney for signature, ... 18-08-1995 ....
Title	:Algemeen procuratiehouder ....
Powers	:Full power of attorney ....
Commencement (present) power of attorney	:22-06-1999 ....
Name	:Bosch, Corine Joan / 42 ....
Date and place of birth	:18-05-1966, Zoetermeer ....
Address	:Geelvincksteeg 6 2, 1017BE Amsterdam ....
Date of entry into office	:14-07-1997 ....
Title	:Bijzonder gevolmachtigde ....
Powers	:Restricted power of attorney ....
Commencement (present) power of attorney	:14-07-1997 ....
Name	:Mapletoft, Brian James / 50 ....
Date and place of birth	:28-02-1948, Sleaford, United Kingdom ....
Address	:Keizersgracht 579 P, 1017DR Amsterdam ....
Date of entry into office	:17-10-2000 ....
Title	:Group Treasurer ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

59,00

Amersfoort, 11-06-2002

Kattenberg

Irma Kattenberg
afd. Handelsregister

Officiele Prijscourant

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Oproeping tot het bijwonen van de

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

te houden op dinsdag 23 april 2002, aanvang 14.00 uur, in de Goederenbeurszaal van de Beurs van Berlage, Damrak 277 te Amsterdam.

Het jaarverslag, de jaarrekening c.a. over het boekjaar 2001 en de agenda voor de jaarvergadering met toelichting zijn vanaf vandaag verkrijgbaar voor aandeelhouders en andere vergadergerechtigden bij Hagemeyer N.V., Rijksweg 69 te Naarden en bij ABN AMRO Bank N.V., Afdeling Service Management te Breda (tel. 076-5799455) en liggen ter inzage aan de Foppingadreef 22 te Amsterdam.

Houders van aandelen aan toonder die de vergadering wensen bij te wonen, dienen hun bank of andere instelling aangesloten bij Necigef B.V. te verzoeken aan bovengenoemde bank een schriftelijke verklaring te overhandigen waarin wordt bevestigd dat:

1. de houder gerechtigd is tot een bepaald aantal aandelen aan toonder dat behoort tot haar verzameldepot van gewone aandelen in de Vennootschap;
2. de houder gerechtigd zal blijven tot deze aandelen tot en met de sluiting van de vergadering.

Deze verklaring dient uiterlijk op 18 april 2002 bij bovengenoemde bank of ten kantore van de Vennootschap te zijn gedeponeerd.
Via de betreffende bank of andere instelling aangesloten bij Necigef B.V., krijgt u een ontvangstbewijs dat geldt als toegangsbewijs voor de vergadering. Houders van aandelen op naam, houders van certificaten van cumulatief preferente aandelen Hagemeyer en andere vergadergerechtigden dienen de Raad van Bestuur schriftelijk in kennis te stellen van hun voornemen om de vergadering bij te wonen. Deze kennisgeving moet uiterlijk op 18 april 2002 door de Raad van Bestuur zijn ontvangen. Een schriftelijke volmacht moet uiterlijk op 19 april 2002 door de Raad van Bestuur zijn ontvangen.

Hagemeyer maakt bekend dat, nadat door de Algemene Vergadering op 23 april 2002 het dividend over het boekjaar 2001 is vastgesteld, op 24 april 2002 via een advertentie aan aandeelhouders zal worden verzocht om gedurende de periode van 25 april 2002 tot en met 8 mei 2002 hun voorkeur kenbaar te maken voor een dividend in contanten, dan wel in aandelen. De omwisselverhouding voor het dividend in aandelen zal op 8 mei 2002 na beurs worden vastgesteld.

Naarden, 2 april 2002
HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Onder verwijzing naar de op 2 april 2002 gepubliceerde oproepings-advertentie voor de op 23 april 2002 te houden jaarlijkse Algemene Vergadering van Aandeelhouders, maakt Hagemeyer N.V. bekend dat zij voornemens is om aan de Algemene Vergadering voor te stellen om Deloitte & Touche te benoemen tot externe accountant van de Vennootschap belast met de controle van de jaarrekening over het boekjaar 2002.

Naarden, 6 april 2002
HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER

Officiële Staatscourant
8/4/02

HAGEMEYER N.V.

Rin. Dagblad 10/5/02

statutair gevestigd te Amsterdam

Onder verwijzing naar de advertentie van 24 april 2002 inzake de betaling van het (slot-)dividend over het boekjaar 2001 maakt Hagemeyer bekend dat het aantal dividendrechten dat recht geeft op één nieuw aandeel, op 8 mei 2002 vastgesteld is op 44 dividendrechten per aandeel van EUR 1,20 nominaal.

Betaling van het dividend en levering van aandelen uit hoofde van omwisseling van dividendrechten zal met ingang van 13 mei 2002 geschieden.

Naarden, 8 mei 2002
HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER